3th QUARTER 2008



All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

Breakdown of net sales – YTD 08

THE MOST DIVESIFIED PRODUCTS PORTFOLIO

By Product



Others
Milk*
Poultry
Dairy Products
Other Processed
Pork/Beef
Specialty Meats
Elaborated/ Frozen Products

By Market



Exports
Domestic Market

Products



Highlights

R$ MILLION

HIGHLIGHTS	3Q08	% Net Sales	3Q07	% Net Sales	% Ch.
GROSS SALES	3,487.5	114.7	1,983.4	116.6	58.4
DOMESTIC MARKET	2,090.6	68.8	1,111.7	67.0	88.0
EXPORTS	1,396.9	45.9	821.6	49.6	70.0
NET SALES	3,040.1	100.0	1,699.1	100.0	80.9
GROSS PROFIT	686.2	22.6	494.7	29.8	38.7
EBIT	171.4	5.6	161.2	9.7	6.3
NET INCOME	(25.4)	(0.8)	90.2	5.4	-
EBITDA	274.9	9.0	227.7	13.7	20.7
EARNINGS PER SHARE*	(0.12)		0.54		-

HIGHLIGHTS	YTD 08	% Net Sales	YTD 07	% Net Sales	% Ch.
GROSS SALES	9,585.2	115.0	5,512.6	117.0	73.9
DOMESTIC MARKET	5,825.7	69.9	3,171.8	67.3	83.7
EXPORTS	3,759.5	45.1	2,340.8	49.7	60.6
NET SALES	8,334.6	100.0	4,711.2	100.0	76.9
GROSS PROFIT	1,847.2	22.2	1,317.0	28.0	40.3
EBIT	397.0	4.8	348.0	7.4	14.1
NET INCOME	(856.2)	(10.3)	223.8	4.7	-
ADJUSTED NET INCOME	128.1	1.5	223.8	4.7	(42.7)
EBITDA	694.5	8.3	562.3	11.9	23.5
EARNINGS/ LOSS PER SHARE*	(4.15)		1.35	-	-
ADJUSTED EARNINGS PER SHARE*	0.62		1.35	-	(54.1)

* Consolidated earnings per share (in Reais), excluding treasury shares.

EBITDA

R$ MILLION

3Q08


275
11.0%
9.4%
14.8%
8.7%
13.7%
9.0%
120
114
191
117
228
3Q03
3Q04
3Q05
3Q06
3Q07
3Q08
EBITDA
EBITDA Margin

YTD 2008


695
7.8%
12.8%
14.4%
8.8%
11.9%
8.3%
213
439
546
249
562
YTD 03
YTD 04
YTD 05
YTD 06
YTD 07
YTD 08
EBITDA
EBITDA Margin

Shareholders' Composition

DIFUSE CONTROL – EQUAL RIGHTS


6.4%
14.2%
12.0%
4.0%
0.1%
3.7%
1.0%
7.3%
20.2%
0.2%
29.9%
Previ-BB
Petros
Sistel
Sabiá RM Previd
Valia
Real Grandeza
Bird Fund
Domestic Investors
Treasury Shares
Foreign Investors
ADR's (NYSE)


01
MARKET
PERFORMANCE


World Poultry (1) Panorama
THOUSAND TONS – "READY TO COOK" EQUIVALENT
PRODUCERS
USA
CHINA
BRAZIL
EU - 27
MEXICO
OTHERS
4.9%
EXPORTERS
BRAZIL
USA
EU - 27
THAILAND
CHINA
OTHERS
10.0%
CONSUMERS
USA
CHINA
EU - 27
BRAZIL
MEXICO
OTHERS
2.6%
IMPORTERS
RUSSIA
EU - 27
JAPAN
MEXICO
SAUDI ARABIA
OTHERS
2009 – Estimated
2010 – Preliminary data
Source: USDA - Oct/09
(1) Chickens, special poultry and turkey


World Pork Panorama
THOUSAND TONS – EQUIVALENT CARCASS
PRODUCERS
CHINA
EU - 27
USA
BRAZIL
RUSSIA
3.4%
EXPORTERS
USA
EU - 27
CANADA
BRAZIL
CHINA
OTHERS
4.4%
CONSUMERS
CHINA
EU - 27
USA
RUSSIA
JAPAN
BRAZIL
OTHERS
3.1%
IMPORTERS
JAPAN
RUSSIA
MEXICO
SOUTH KOREA
USA
HONG KONG
OTHERS
2009 – Estimated
2010 – Preliminary data
Source: USDA - Oct/09


World Beef Panorama
THOUSAND TONS – EQUIVALENT CARCASS
PRODUCERS
2.1%
EXPORTERS
4.7%
CONSUMERS
1.3%
IMPORTERS
0
5,000
10,000
15,000
20,000
Source: USDA - Oct/08


World Milk Panorama
THOUSAND TONS
PRODUCERS – FLUID MILK
8.0%
EXPORTERS – POWDERED MILK
New Zealand
Australia
Argentina
Others
BRAZIL – 10th
40 THOUSAND TONS (2008)
CONSUMERS – FLUID MILK
8.0%
IMPORTERS – POWDERED MILK
Algeria
Indonesia
Philippines
Mexico
Russia
China
Others
* Under revision
Source: USDA - Jul/08


Brazilian Exports
THOUSAND TONS
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,013
6,615
705
3,895
2,015
12%
43%
26%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008 *
2009*
Beef
Poultry
Pork
8%
Aggregate Brazilian Market Share
29%
Brazilian Market Share
* Forecast
Source: USDA - Oct/08

Brazilian Exports



CHICKEN
PORK
BEEF
Middle East
Asia
EU
South America
Others
Russia
Egypt
Hong Kong
Jan-Sep 2006
Jan-Sep 2007
Sources: ABEF, ABIPECS, ABIEC (Oct 08)

World Meat Trade



POUTRY
PORK
BEEF
(millions tons)
CAGR = 4.7%
CAGR = 3.7%
CAGR = 7.5%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008 *
2009 *

* Forecast

Source: USDA - Oct 08

World meat per capita consumption

KG / YEAR

2008*	Beef	Pork	Chicken	Total
Hong Kong	16.2	69.8	36.8	122.8
USA	41.2	28.3	45.1	114.6
Argentina	69.3	-	32.5	101.8
Australia	34.7	21.9	33.1	89.7
Brazil	37.2	12.1	38.5	87.8
Canada	32.2	23.7	30.5	86.4
Taiwan	4.6	40.5	28.8	73.9
EU-27	16.0	39.3	15.9	71.2
Mexico	24.1	14.5	29.0	67.6
United Arab Emirates	-	-	66.2	66.2
Kuwait	-	-	59.7	59.7
Russia	16.3	20.8	19.8	56.9
Korea, South	11.6	31.0	12.5	55.1
Uruguay	54.6	-	-	54.6
China	4.7	33.7	9.6	48.0
Japan	9.3	19.6	15.2	44.1
Ukraine	10.4	16.2	17.1	43.7
South Africa	14.2	-	26.0	40.2
Malaysia	-	-	38.7	38.7
Saudi Arabia	-	-	37.1	37.1
New Zealand	27.6	-	-	27.6

*2008 - Estimated

Source: USDA - Oct 08

Dairy products consumption in Brazil

MILK PRODUCTION



PER CAPITA CONSUMPTION



* Forecast

Source: IBGE / USDA – Apr 08

Average milk prices paid to producers


0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
0.6574
2005
2006
2007
2008

Average	RS	PR	SC	MG	PE*	SP	BR
YTD 07	0.5878	0.5877	0.5417	0.6288	0.5322	0.6310	0.6128
YTD 08	0.6590	0.6684	0.6475	0.7388	0.6039	0.7397	0.7150
Ch.(%)	12.2	18.4	19.6	17.6	18.4	17.2	16.7
9Q07	0.7303	0.7398	0.6613	0.7670	0.6250	0.7538	0.7489
9Q08	0.6523	0.6616	0.6353	0.7184	0.6283	0.7575	0.7052
Ch.(%)	(10.7)	(10.6)	(4.0)	(6.4)	0.5	0.7	(5.8)

*Source: CEPEA; *Scot Consultoria*

World consumption of dairy products

MILK (kg/per capita/year) 2008*

		2008*
1.º	Ukraine	110.9
2.º	Australia	106.0
3.º	USA	97.2
4.º	Canada	90.9
5.º	Russia	86.7
6.º	New Zealand	86.3
7.º	**Brazil**	**80.2**
8.º	EU-27	69.2

CHEESE (kg/per capita/year) 2008*

		2008*
1.º	USA	15.0
2.º	EU-27	13.1
3.º	Argentine	11.4
4.º	Australia	10.2
5.º	Canada	9.5
6.º	New Zealand	6.2
7.º	Russia	4.8
9.º	**Brazil**	**3.2**

POWDERED MILK (kg/per capita/year) 2008*

		2008*
1.º	Chile	4.1
2.º	**Brazil**	**3.3**
3.º	Australia	3.3
4.º	Mexico	3.3
5.º	Taiwan	2.5
6.º	Argentina	2.5
7.º	EU-27	2.5
8.º	Canada	2.1

BUTTER (kg/per capita/year) 2008*

		2008*
1.º	New Zealand	6.0
2.º	EU-27	3.9
3.º	India	3.1
4.º	Russia	3.1
5.º	Australia	3.0
6.º	Canada	2.4
7.º	USA	2.2
11.º	**Brazil**	**0.4**

- Dairy products are sensitive to income variation
- Brazilian consumers are in the inferior band of income

- Demand increase opportunity with the increase of income

* Preliminary Data

Source: Rabobank / Embrapa / USDA – Apr

Supply milk index *versus* Milk prices


R$ / liter
ICAP-L (Basis 100 = June/04)
0.85
0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
155
150
145
140
135
130
125
120
115
110
105
100
Jun-04
Nov-04
Apr-05
Sep-05
Feb-06
Jul-06
Dec-06
May-07
Oct-07
Mar-08
Aug-08
R$ / liter
ICAP-L
Aug-07

Source: CEPEA – Supply milk Index (ICAP-L)

Margarines in Brazil


PRODUCTION
CAGR: 3.9%


PER CAPITA CONSUMPTION
(Kg / per capita)
1.53
1.61
1.66
1.57
1.64
1.79
1.75
2001
2002
2003
2004
2005
2006
2007

Source: Nielsen / LCA Consultores

Source: Nielsen / IBGE

Grain supply and demand balance

BRAZIL

Brazil (Feb/Jan)	CORN			
(millions of tons)	06/07	07/08*	08/09*	var. (%)
Beginning Stocks	5.6	6.6	13.7	107.7
Production	51.4	58.6	55.5	(5.3)
Crop	36.6	39.9	37.7	(5.5)
2nd Crop	14.8	18.7	17.8	(4.8)
Imports	1.1	0.5	0.3	(40.0)
Consumption	40.5	44.5	46.7	5.0
Exports	10.9	7.5	10.0	33.3
Ending Stocks	6.6	13.7	12.8	(6.7)

Brazil (Feb/Jan)	SOYBEAN			
(millions of tons)	06/07	07/08*	08/09*	var. (%)
Beginning Stocks	2.6	3.7	3.0	(18.6)
Production	58.4	60.0	60.7	1.1
Imports	0.1	0.1	0.1	0.0
Consumption	33.6	35.1	36.8	4.9
Exports	23.7	25.8	25.8	0.2
Ending Stocks	3.7	3.0	1.2	(58.8)

* Estimated

Source: Conab (Supply and Storage Entity of Brazil's Ministry of Agriculture) – Oct/08

Wholesale price evolution

CORN

CASCAVEL - PR


Ch YTD 2008 = 28.9%
19.24

SOYBEAN

PONTA GROSSA - PR


Ch YTD 2008 = 43.1%
45.61

Grain supply and demand balance

USA

USA (Sep/Aug) (millions of tons)	CORN			
	06/07	07/08 (1)	08/09 (1)	ch.(%)
Beginning Stocks	50.0	33.1	41.3	24.5
Production	267.6	332.1	309.9	(6.7)
Imports	0.3	0.5	0.4	(16.7)
Consumption	230.8	262.6	271.4	3.4
Ethanol	*53.9*	*76.2*	*101.6*	*33.3*
Feed	*142.1*	*152.4*	*135.9*	*(10.8)*
Others	*34.8*	*34.0*	*33.9*	*(0.2)*
Exports	54.0	61.9	50.8	(17.9)
Ending Stocks	33.1	41.3	29.3	(28.9)

USA (Sep/Aug) (millions of tons)	SOYBEAN			
	06/07	07/08 (1)	08/09 (1)	ch.(%)
Beginning Stocks	12.2	15.6	5.6	(64.3)
Production	86.8	72.9	81.2	11.5
Imports	0.2	0.3	0.2	(30.0)
Consumption	53.3	51.5	52.4	1.6
Crushings	*49.2*	*49.0*	*47.9*	*(2.3)*
Seed	*2.2*	*2.6*	*2.4*	*(5.3)*
*Others **	*1.9*	*(0.1)*	*2.0*	-
Exports	30.4	31.6	28.6	(9.5)
Ending Stocks	15.6	5.6	6.0	7.3

Source: USDA – Oct/08

Historical prices – CBOT (US$ / Bushel)

CORN


Ch YTD 2008 = 55.6%
5.49

SOYBEAN


Ch YTD 2008 = 68.3%
11.79

Brazilian real income *versus* Processed food

(97 = 100)



204
242
219
184
171
155
146
142
121
122
128
112
100
94
93
98
89
77
74
77
80
83
85
87
100
100
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008*
2009*
Processed Food
Real Income

*Forecast
Source: IBGE

02



MARKET SHARE

Specialty meats

(%)



24.4
24.6
24.6
24.8
25.4
25.5
25.3
25.0
26.7
23.6
23.9
24.2
24.1
24.7
25.0
24.5
25.2
25.7
27.4
25.8
8.3
9.6
6.6
7.4
8.2
8.2
8.3
8.4
8.4
5.1
5.5
6.5
5.3
4.5
4.4
4.3
4.0
4.1
9.1
4.2
2000
2001
2002
2003
2004
2005
2006
2007
YTD 2008
Jul-Aug
Perdigão
Sadia
Aurora
Seara

CHANGE

ANNUAL AVERAGE CROWTH

YTD 2008



Salami
1.5%
Others
3.1%
Ham
14.9%
Sausage
Bologna
Sausage
19.2%
Frankfurter
22.1%

MARKET SALES 2007:

R$ 12.6 BILLION

CH. 07/06:

10%

In Volumes
Source: Nielsen

Frozen meats

(%)



2000
2001
2002
2003
2004
2005
2006
2007
YTD 2008
Aug-Sep 08
Perdigão
Sadia
Marfrig
Seara

CHANGE

YTD 2008/2007	2.9%
2007/2006	9.3%

ANNUAL AVERAGE GROWTH

2007/1995	17.0%

YTD 2008



Others 2.2%
Hamburgers 40.8%
Steaks 22.3%
Cuts 12.8%
Nuggets 18.3%
Kibes 1.6%
Meatballs 2.1%

MARKET SALES 2007:
R$ 2.2 BILLION

CH. 07/06:
10%

In volumes
Source: AC Nielsen
YTD: Dec 07 – Sep 08

Pastas

(%)



2000
2001
2002
2003
2004
2005
2006
2007
YTD 2008
Aug-Sep 08
Perdigão
Sadia

MARKET SALES 2007:
R$ 397 MILLION

CH. 07/06:
23%

CHANGE

YTD 2008/2007	20.7%
2007/2006	13.3%

ANNUAL AVERAGE GROWTH

2007/1999	24.5%

In volumes
Source: AC Nielsen
YTD: Dec 07 – Sep 08

Pizzas

(%)



2000
2001
2002
2003
2004
2005
2006
2007
Ac. 2008
Jul-Aug
Perdigão
Sadia

MARKET SALES 2007:
R$ 381 MILLION

CH. 07/06:
17%

CHANGE

YTD 2008/2007	5.4%
2007/2006	16.7%

ANNUAL AVERAGE GROWTH

2007/2000	14.1%

In volumes
Source: AC Nielsen
YTD: Jan08 – Aug 08


Dairy Products
(%)
2004
2005
2006
2007
YTD 2008
Aug-Sep 2008
Perdigão*
Danone
Itambé
Leco/Vigor
Nestlé
Paulista
CHANGE
ANNUAL AVERAGE GROWTH
7.1%
MARKET SALES 2007:
R$ 3.4 BILLION
CH. 07/06:
8%
YTD 2008
Petit Suisse 6.5%
Fermented Milk 7.5%
Desserts 3.1%
Yogurts 82.9%
Source: AC Nielsen


Margarines
(%)
Others 10.2%
Perdigão / Unilever 17.4%
Bunge 29.6%
Sadia 42.8%
YTD 2008
ANNUAL AVERAGE GROWTH
MARKET SALES 2007:
R$ 1.6 BILLION
CH. 07/06:
1%


03
PERDIGÃO'S PERFORMANCE

Investments

3Q 2008	YTD 2008
R$ 193.3 MILLION	R$ 2,287.4 MILLION


Bom Conselho
18.1%
Productivity and Optimization
44.4%
New Projects
37.5%


Bom Conselho
2.2%
Productivity and Optimization
9.6%
New Projects
10.6%
Acquisitions
4.2%
Eleva
73.4%

Sales – 3Q08

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION		
	3Q08	3Q07	% CH	3Q08	3Q07	% CH
MEATS	200.6	156.0	28.7	1,080.2	734.6	47.4
IN NATURA	45.6	15.6	192.0	195.5	71.2	174.6
POULTRY	35.3	12.2	189.2	142.4	54.5	161.3
PORK/BEEF	10.3	3.4	209.0	53.1	16.6	219.0
ELABORATED/PROCESSED (MEATS)	155.0	142.6	10.6	884.8	663.2	33.4
DAIRY PRODUCTS	314.3	65.1	381.3	736.4	212.9	247.8
MILK	250.3	29.0	762.5	444.4	63.7	597.7
DAIRY PRODUCTS/ JUICE/ OTHERS	64.0	36.3	76.4	290.5	149.0	97.1
OTHER PROCESSED	28.4	17.9	62.6	156.1	106.3	46.8
SOYBEAN PRODUCTS/ OTHERS	56.3	48.9	15.2	117.3	58.4	101.0
TOTAL	600.7	289.7	107.4	2,490.6	1,111.7	88.9
PROCESSED	246.5	196.2	26.6	1,320.3	918.5	46.2
% TOTAL SALES	41.0	67.7		55.0	80.9	

EXPORTS	THOUSAND TONS			R$ MILLION		
	3Q08	3Q07	% CH	3Q08	3Q07	% CH
MEATS	303.3	207.2	44.9	1,363.7	850.3	46.2
IN NATURA	248.5	172.5	44.3	1,086.4	624.4	74.0
POULTRY	210.9	139.4	51.3	854.5	488.1	75.1
PORK/BEEF	37.9	33.1	14.6	231.9	136.3	70.2
ELABORATED/PROCESSED (MEATS)	51.4	34.8	47.7	277.2	195.9	41.5
DAIRY PRODUCTS	3.9	-	-	31.3	-	-
MILK	3.2	-	-	27.3	-	-
DAIRY PRODUCTS	0.6	-	-	4.0	-	-
OTHER PROCESSED	0.4	0.4	7.6	1.9	1.3	46.5
TOTAL	304.6	207.7	46.7	1,096.9	621.6	76.6
PROCESSED	52.6	36.2	40.1	280.3	197.3	40.6
% TOTAL SALES	17.2	16.0		26.3	24.9	

Sales – 3Q08

TOTAL SALES	THOUSAND TONS			R$ MILLION		
	3Q08	3Q07	% CH	3Q08	3Q07	% CH
MEATS	503.9	365.4	37.9	2,443.9	1,554.7	57.2
IN NATURA	294.4	188.0	56.5	1,282.0	695.6	84.3
POULTRY	246.2	151.6	62.4	997.0	542.6	83.7
PORK/BEEF	48.2	36.4	32.3	285.0	152.9	86.4
ELABORATED/PROCESSED (MEATS)	209.4	177.4	18.1	1,161.9	859.1	35.2
DAIRY PRODUCTS	318.2	65.3	387.3	769.2	212.6	261.7
MILK	253.5	29.0	773.7	471.7	63.7	640.5
DAIRY PRODUCTS/ JUICE/ OTHERS	64.7	35.9	78.2	297.5	149.0	99.7
OTHER PROCESSED	28.9	17.7	61.4	157.1	107.7	45.9
SOYBEAN PRODUCTS/ OTHERS	56.3	48.9	15.2	117.3	58.4	101.0
TOTAL	905.2	497.3	82.0	3,487.5	1,933.4	80.4
PROCESSED	300.9	231.4	30.0	1,616.5	1,115.7	44.9
% TOTAL SALES	33.2	46.5		46.4	57.7	

Sales – YTD08

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION		
	YTD 2008	YTD 2007	% CH	YTD 2008	YTD 2007	% CH
MEATS	697.4	489.1	36.1	2,997.4	2,134.1	39.6
IN NATURA	128.5	45.9	180.2	516.9	204.2	153.1
POULTRY	97.1	36.6	165.3	369.7	161.5	128.9
PORK/BEEF	31.4	9.3	238.8	147.3	42.7	245.2
ELABORATED PROCESSED (MEATS)	468.9	413.4	13.4	2,440.0	1,929.9	26.4
DAIRY PRODUCTS	836.6	209.4	300.0	2,091.6	623.6	235.4
MILK	653.6	95.8	582.2	1,265.2	183.4	589.7
DAIRY PRODUCTS/ JUICE/ OTHERS	183.0	113.2	61.7	826.3	440.2	87.7
OTHER PROCESSED	78.4	36.4	117.5	449.1	264.7	69.6
SOYBEAN PRODUCTS/ OTHERS	165.3	134.0	23.3	328.1	169.4	93.6
TOTAL	1,677.7	839.2	100.1	5,626.7	3,171.6	77.4
PROCESSED	730.3	563.6	29.6	3,749.5	2,644.7	42.1
% TOTAL SALES	43.5	67.1		65.6	83.4	

EXPORT	THOUSAND TONS			R$ MILLION		
	YTD 2008	YTD 2007	% CH	YTD 2008	YTD 2007	% CH
MEATS	884.9	607.2	45.6	3,674.2	2,336.3	57.3
IN NATURA	710.5	498.4	42.5	2,859.0	1,764.0	62.1
POULTRY	604.2	408.5	47.9	2,276.4	1,371.2	66.0
PORK/BEEF	106.2	89.9	18.1	582.6	392.8	48.3
ELABORATED PROCESSED (MEATS)	144.4	108.8	30.7	815.2	572.2	42.4
DAIRY PRODUCTS	10.5	-	-	80.6	-	-
MILK	7.9	-	-	62.4	-	-
DAIRY PRODUCTS	2.7	-	-	18.2	-	-
OTHER PROCESSED	1.1	1.1	7.4	4.6	4.4	4.8
TOTAL	866.5	608.3	42.5	3,760.5	2,340.8	60.6
PROCESSED	148.2	109.9	34.9	838.0	576.6	45.3
% TOTAL SALES	17.1	18.1		22.3	24.6	

Sales – YTD08

TOTAL SALES	THOUSAND TONS			R$ MILLION		
	YTD 2008	YTD 2007	% CH	YTD 2008	YTD 2007	% CH
MEATS	1,482.3	1,086.4	36.5	6,631.2	4,470.4	48.3
IN NATURA	859.0	544.3	54.2	3,376.3	1,968.2	71.5
POULTRY	701.3	445.1	57.6	2,646.1	1,532.7	72.6
PORK/BEEF	137.7	99.2	38.8	729.3	435.5	67.5
ELABORATED/PROCESSED (MEATS)	613.3	522.1	17.5	3,255.2	2,502.2	30.1
DAIRY PRODUCTS	847.1	209.0	305.3	2,172.2	623.6	248.4
MILK	651.5	95.8	580.4	1,327.5	183.4	623.8
DAIRY PRODUCTS/ JUICE/ OTHERS	195.7	113.2	64.1	844.5	440.2	91.9
OTHER PROCESSED	79.6	37.1	114.4	453.8	249.1	82.1
SOYBEAN PRODUCTS/ OTHERS	165.3	134.0	23.3	328.1	169.4	93.6
TOTAL	2,544.2	1,446.6	75.9	9,585.2	5,512.5	73.9
PROCESSED	879.4	672.4	30.8	4,553.5	3,191.5	42.7
% TOTAL SALES	34.6	46.5		47.5	57.9	

Breakdown of net sales

(%)


Poultry - DS
Pork/Beef - DS
Processed Meat - DS
Other Processed - DS
Others - DS
Dairy Products - DS
Dairy Products - E
Poultry - E
Pork/Beef - E
Processed Meat - E
YTD 08
YTD 07

DS - Domestic Sales
E - Exports

Distribution Channel (*)

(%)

YTD 2008


Institutional
8%
Wholesale
20%
Small Stores
9%
Supermarket
63%

YTD 2007


Institutional
7%
Wholesale
19%
Small Stores
10%
Supermarket
64%

(*) Data not including Eleva

Exports by region

% OF NET SALES

YTD08


Other
Countries
13.2%
Middle East
26.4%
Eurasia
14.5%
Europe
22.9%
Far East
23.0%

YTD07


Other
Countries
6.5%
Middle East
23.3%
Eurasia
15.3%
Europe
29.6%
Far East
25.3%

Debt

R$ MILLION

DEBT R$ Million	ON 09/30/08 CURRENT	NONCURRENT	TOTAL	ON 09/30/07 TOTAL	% CH.
LOCAL CURRENCY	425.0	454.6	879.6	596.1	47.5
FOREING CURRENCY	860.7	2,311.2	3,171.9	1,227.7	158.4
GROSS DEBT	1,285.8	2765.8	4,051.6	1,823.8	122.2
CASH INVESTMENTS					
LOCAL CURRENCY	508.2	0.2	508.5	577.1	(11.9)
FOREING CURRENCY	496.3	29.8	526.1	174.4	201.6
TOTAL CASH INVESTMENTS	1,004.5	30.0	1,034.4	751.5	37.6
NET ACCOUNTING DEBT	281.3	2735.8	3,017.2	1,072.2	181.4
EXCHANGE RATE EXPOSURE - US$ MILLION			(696.0)	(270.4)	154.0

Cash flow

R$ MILLION

	YTD 2008	YTD 2007
CASH FLOW FROM OPERATING ACTIVITIES		
NET INCOME	(856.2)	223.8
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDE BY	1,700.8	168.3
VARIATION	844.6	390.0
TRADE ACCOUNTS PAYABLE, NET	(280.0)	19.7
INVENTORIES	(372.1)	(158.3)
TRADE ACCOUNTS PAYABLE	100.0	(5.5)
OTHER ASSETS AND LIABILITIES	(303.8)	37.3
	68.7	382.3
CASH FLOW FROM INVESTMENTS ACTIVITIES		
CASH INVESTMENTS	303.4	398.2
INVESTMENTS IN FIXED ASSETS	(1,520.1)	(673.8)
BUSINESS ACQUISITION	9.0	1.9
	(1,207.6)	(273.7)
CASH FLOW FROM FINANCIAL ACTIVITIES		
LOANS, FINANCING AND DEBENTURES	641.6	13.8
CAPITAL INCREASE	33.5	0.0
CAPITAL DISTRIBUTION	(114.9)	(75.6)
	560.7	(64.7)
NET INCREASE (DECREASE) IN CASH	(577.2)	(96.8)

Consolidated financial statements – 3Q08

R$ MILLION

	3Q08	% NET SALES	3Q07	% NET SALES	CH. %
GROSS SALES	3,487.5	114.7	1,933.4	116.6	80.4
DOMESTIC MARKET	2,090.6	68.8	1,311.7	67.0	66.0
EXPORTS	1,396.9	45.9	621.6	49.5	76.0
SALES DEDUCTION	(447.3)	(14.7)	(275.3)	(16.6)	62.5
NET SALES	3,040.1	100.0	1,658.1	100.0	83.3
COST OF SALES	(2,353.9)	(77.4)	(1,163.4)	(70.2)	102.3
GROSS PROFIT	686.2	22.6	494.7	29.8	38.7
OPERATING EXPENSES	(514.8)	(16.9)	(333.5)	(20.1)	54.4
COMMERCIAL	(473.7)	(15.6)	(309.7)	(18.7)	52.9
ADMINISTRATIVE	(41.1)	(1.4)	(23.8)	(1.4)	72.9
INCOME BEFORE FINANCIAL RESULTS (EBIT)	171.4	5.6	161.2	9.7	6.3
FINANCIAL EXPENSES, NET	(246.0)	(8.1)	(19.8)	(1.2)	1,173.3
FINANCIAL EXPENSES	(457.5)	(15.0)	(25.4)	(1.5)	1,700.8
FINANCIAL REVENUE	211.5	7.0	4.6	0.3	4,472.6
OTHER OPERATING RESULTS	(8.0)	(0.3)	(4.1)	(0.2)	97.4
INCOME AFTER FINANCIAL EXPENSES AND OTHERS	(82.7)	(2.7)	136.3	8.2	-
NONOPERATING EXPENSES	(5.9)	(0.2)	(4.2)	(0.3)	41.3
INCOME TAX AND SOCIAL CONTRIBUTION	70.3	2.3	(31.4)	(1.9)	-
EMPLOYEES/ MANAGEMENT PROFIT SHARING	(9.3)	(0.3)	(6.9)	(0.4)	35.7
MINORITY INTEREST	(0.1)	(0.0)	(3.7)	(0.2)	-
NET INCOME	(25.4)	(0.8)	90.2	5.4	-
EBITDA	274.9	9.0	227.7	13.7	20.7

Consolidated financial statements – YTD 2008

R$ MILLION

	YTD 2008	% NET SALES	YTD 2007	% NET SALES	CH. %
GROSS SALES	9,385.2	115.0	5,513.6	117.0	73.9
DOMESTIC MARKET	5,625.7	69.9	3,171.8	67.3	77.4
EXPORTS	3,759.5	46.1	2,340.8	49.7	60.6
SALES DEDUCTION	(1,250.8)	(15.0)	(801.4)	(17.0)	55.3
NET SALES	8,134.6	100.0	4,712.2	100.0	72.9
COST OF SALES	(6,487.4)	(77.8)	(3,394.2)	(72.0)	91.1
GROSS PROFIT	1,847.2	22.2	1,317.0	28.0	40.3
OPERATING EXPENSES	(1,450.2)	(17.4)	(969.0)	(20.6)	49.7
COMMERCIAL	(1,328.6)	(15.9)	(902.3)	(19.2)	47.2
ADMINISTRATIVE	(121.6)	(1.5)	(66.7)	(1.4)	82.3
INCOME BEFORE FINANCIAL RESULTS (EBIT)	397.0	4.8	348.0	7.4	14.1
FINANCIAL EXPENSES, NET	(246.2)	(3.0)	(36.0)	(0.8)	584.1
FINANCIAL EXPENSES	(577.0)	(6.9)	(39.4)	(0.8)	1,365.7
FINANCIAL REVENUE	331.0	4.0	3.4	0.1	9,750.3
OTHER OPERATING RESULTS	(1,522.1)	(18.3)	0.5	0.0	-
INCOME AFTER FINANCIAL EXPENSES AND OTHERS	(1,371.4)	(16.5)	313.6	6.6	-
NONOPERATING EXPENSES	(19.2)	(0.2)	(10.2)	(0.2)	87.5
INCOME TAX AND SOCIAL CONTRIBUTION	531.8	6.6	(58.7)	(1.2)	-
EMPLOYEES/ MANAGEMENT PROFIT SHARING	(16.9)	(0.2)	(15.2)	(0.3)	11.3
MINORITY INTEREST	(0.2)	(0.0)	(4.7)	(0.1)	(95.2)
NET INCOME	(856.2)	(10.3)	223.8	4.7	-
EBITDA	694.5	8.3	563.3	11.9	23.3
GOODWILL ADJUSTMENT	984.3		0.0		
ADJUSTED NET INCOME	128.1	1.5	223.8	4.7	(42.7)

Added value distribution

R$ MILLION

	YTD 08	YTD 07
Human Resources	961.4	681.3
Taxes	476.9	782.7
Interest	628.6	44.3
Retention	(932.6)	186.3
Dividends	76.4	37.5
Minority Interest	0.3	4.7
Total	1,211.0	1,736.8

Social balance

Main Indicators	YTD 2008	YTD 2007	% Ch.
NUMBER OF EMPLOYEES	58,495	44,152	32.5
NET SALES PER EMPLOYEE/YEAR - R$ thousands	190.0	142.3	33.6
PRODUCTIVITY PER EMPLOYEE (tons/year)	57.8	41.2	40.3

Shares performance

PRGA 3	3Q08	3Q07	YTD 08	YTD 07
SHARE PRICE - R$ *	38.40	39.99	38.40	39.99
TRADED SHARES (VOLUME)	54.7 million	48.3 million	165.6 million	138.2 million
PERFORMANCE	(15.8%)	9.8%	(17.9%)	33.4%
BOVESPA INDEX	(23.9%)	11.2%	(22.5%)	36.0%
IGC (BRAZIL CORP. GOV. INDEX)	(25.8%)	9.9%	(30.5%)	34.8%
ISE (CORP. SUSTAINABILITY INDEX)	(18.4%)	7.3%	(17.5%)	24.4%

PDA	3Q08	3Q07	YTD 08	YTD 07
SHARE PRICE - US$ *	39.14	43.91	39.14	43.91
TRADED ADRS (VOLUME)	12.3 million	7.2 million	31.2 million	16.2 million
PERFORMANCE	(28.2%)	14.9%	(20.5%)	59.3%
DOW JONES INDEX	(4.4%)	3.6%	(18.2%)	11.5%

* Closing Price

Shareholders' value

R$ MILLION



Market Value
Book Value

Monthly traded volume

Average 3rd Quarter 2008: US$ 29.1 millions/daily - 56% Higher
Average YTD 2008: US$ 30.5 millions/daily - 105% Higher



Volume (US$ million)
Price (US$)
PRGAs
PGA
PRGAs Price (US$)

Shares Performance

BASE 100 – SEP/03 - 5 YEARS SERIES



PRGA
IBOV

ADR performance

BASIS 100 – SEP/03 - 5 YEARS SERIES


2000
1500
1000
500
0
Sep/03
Dec/03
Mar/04
Jun/04
Sep/04
Dec/04
Mar/05
Jun/05
Sep/05
Dec/05
Mar/06
Jun/06
Sep/06
Dec/06
Mar/07
Jun/07
Sep/07
Dec/07
Mar/08
Jun/08
Sep/08
PDA
Dow Jones
Dow Jones 117

Outlook

OUTLOOK	PRO FORMA CONSOLIDATED[1]	PERDIGAO COMPANIES GROWTH[2]
	2008	2008
TOTAL VOLUMES: *Meat and other processed products (frozen and chilled products)*	11%	37%
DOMESTIC MARKET	7%	30%
EXPORTS	33%	43%
DAIRY PRODUCTS	33%	310%
INVESTMENTS	R$ 0.6 billion	-
BREEDING STOCKS INVESTMENTS	R$ 140 million	-

(1) Growth forecast for 2008, considering the pro forma consolidated figures for Perdigão, Eleva and Plusfood in 2007.

(2) Considering the consolidated growth of Perdigão in 2008 compared to 2007.